THE SINGAPORE FUND, INC.

c/o Daiwa Securities Trust Company

One Evertrust Plaza

Jersey City, New Jersey 07302-3051

(201) 915-3054

June 20, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Kieran Brown

Re:                            The Singapore Fund, Inc.

Proxy Statement on Schedule 14A

Investment Company Act File No. 811-06115

Dear Mr. Brown:

On behalf of The Singapore Fund, Inc. (the “Fund”), we hereby respond to your oral comments to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed on June 9, 2011 pursuant to the Securities Exchange Act of 1934, as amended as discussed during our telephone conversation on June 16, 2011.   For your convenience, a transcription of your comments is included in this letter, followed by the applicable response.  We will also provide you with a courtesy copy of the Proxy Statement in definitive form that the Fund intends to file, marked to show the changes from the preliminary Proxy Statement filed on June 9, 2011.  References to page numbers in the comments correspond to the page numbers from the preliminary Proxy Statement; references to page numbers in the related responses correspond to the page numbers from the courtesy marked copy of the definitive Proxy Statement.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

Comment 1.                               Please revise the Proxy Statement to include the complete mailing address of the registrant’s principal executive offices.

Response 1.                               We have revised the language on page 7 of the Proxy Statement to clarify that the complete mailing address of the Fund’s principal executive offices is the same as the address provided for stockholder requests for the Fund’s Annual Report.

Comment 2.                               Please revise the table on page 6 so that the principal occupation or employment of each director during the past five years and the other directorships held by each director during the past five years are listed in separate columns.

Response 2.                               The table on pages 9 through 11 has been revised as requested.

Comment 3.                               For each director or nominee for election as director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund.

Response 3.                               Language describing the specific experience, qualifications, attributes, or skills that led to the conclusion that each Director should serve as a director for the Fund has been added to page 12 of the Proxy Statement.

Comment 4.                               Please revise the language on page 8 to clarify whether the Fund’s Independent Directors evaluate candidates for the Fund’s board nominated by stockholders differently than candidates identified from their own resources.

Response 4.                               The following language has been added to end of the first paragraph on page 13:

“Assuming that appropriate biographical and background material is provided for Independent Director candidates recommended by stockholders, the Board of Directors will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by the Independent Directors of the Fund.”

Comment 5.                               Please explain the last sentence in the first paragraph under the heading “Board Leadership Structure and Risk Oversight” on page 8.

Response 5.                               Due to the fact that all of the Fund’s Directors, including the Chairman, are independent, disclosure relating to the concept of a “lead independent director” is irrelevant to the Fund and is not required pursuant to Item 407 of Regulation S-K.  Accordingly, this sentence has been deleted from page 14 of the Proxy Statement.

Comment 6.                               Please revise the first sentence of the second to last paragraph on page 9 to clarify whether the Fund has any interested Directors.

Response 6.                               The second to last paragraph on page 15 has been revised to clarify that, while all of the Fund’s Directors are now independent, prior to June 2, 2011, the Fund had one interested Director who did not receive any compensation from the Fund.

Comment 7.                               Please add language to the last sentence of the second paragraph on page 18 stating that the representative of PricewaterhouseCoopers LLP will also be permitted to make a statement to the Fund’s stockholders at the Meeting.

Response 7.                               The requested language has been added to page 23.

In responding to your comments, on behalf of the Fund we hereby acknowledge that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund’s filing;

•                                         the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3164.  Thank you.

Very truly yours,

/s/ Alanna L. Franco, Esq.